Contacts: Alan H. Oshiki
Broadgate Consultants, Inc.
(212) 232-2222

William S. Creekmuir
Simmons Company
(770) 673-2625
FOR IMMEDIATE RELEASE

Simmons Company
Reports Record Third Quarter Results

•	Double-Digit Growth in Volume Drives Record Sales
•	Operational Improvements Deliver Increased Operating Margins
•	Substantial Improvements in EBITDA and EBITDA Margin
•	Gary Matthews Appointed President
_________________________________________________________________

ATLANTA, November 10, 2006 - Simmons Company (“Company” or “Simmons”), the ultimate parent of Simmons Bedding Company (“Simmons Bedding”), a leading manufacturer of premium-branded bedding products, today released operating results for the quarter and nine months ended September 30, 2006.

“We are very pleased with our third quarter results, which represented new quarterly highs in terms of net sales and Adjusted EBITDA. Our 14.5% increase in our top line and 21.5% increase in Adjusted EBITDA for the quarter versus a year ago were driven by improved sales execution and marketing. Additionally, our lean manufacturing principles are taking hold and helping us manage costs and improve service,” said Charlie Eitel Simmons’ Chairman and Chief Executive Officer. “During the quarter we completed the sale of Sleep Country USA and announced the acquisition of Simmons Canada. As a result of these strategic transactions, Simmons is well positioned for the future growth of our brands in North America.”

Mr. Eitel continued, “Despite some softening in retail home furnishing sales, we remain optimistic about our prospects for the balance of 2006 based upon the momentum with which we entered the fourth quarter. We remain encouraged by the response of our dealers to our new product lines which we introduced in July, especially our Beautyrest Black™ luxury bedding line, the sales of which have exceeded all expectations. Furthermore, we are excited about the prospects of finalizing our acquisition of Simmons Canada, which we anticipate will close in the near future.”

Results for the Quarter Ended September 30, 2006

For the third quarter of 2006, net sales rose 14.5% to $259.8 million compared to $226.8 million for the same period last year. For the third quarter of 2006, Simmons’ wholesale bedding segment net sales increased 18.1%, compared to the same period last year. Conventional bedding unit volume grew 9.9% for the third quarter of 2006 compared to the same period last year. Gross profit for the third quarter of 2006 increased $19.3 million to $117.2 million, or 45.1% of net sales, from $97.9 million, or 43.2% of net sales, for the same period last year.

For the third quarter of 2006, operating income was $77.8 million, or 29.9% of net sales, compared to $25.0 million, or 11.0% of net sales, for the same period last year. Exclusive of the $43.8 million pre-tax gain on the sale of Sleep Country USA, operating income was $33.9 million, or 13.1% of net sales, for the third quarter of 2006. Net income was $41.9 million for the third quarter of 2006 compared to $4.0 million for the same period of the prior year. For the third quarter of 2006, Adjusted EBITDA (see the Supplemental Information to this press release) increased 21.5% to a quarterly record $43.5 million, or 16.7% of net sales, compared to $35.8 million, or 15.8% of net sales, during the same period of 2005.

Results for the Nine Months Ended September 30, 2006

For the first nine months of 2006, net sales rose 15.0% to $736.8 million compared to $640.5 million for the same period last year. For the first nine months of 2006, Simmons’ wholesale bedding segment net sales increased 16.1% compared to the same period last year. Conventional bedding unit volume grew 12.6%. Gross profit for the first nine months of 2006 was $325.8 million, or 44.2% of net sales, compared to $280.1 million, or 43.7% of net sales, for the same period last year.

For the first nine months of 2006, operating income was $135.3 million, or 18.4% of net sales, compared to $56.7 million, or 8.9% of net sales, for the same period last year. Exclusive of the pre-tax gain on the sale of Sleep Country USA, operating income was $91.4 million, or 12.4% of net sales, for the first nine months of 2006. Net income was $50.4 million for the first nine months of 2006 compared to $2.9 million for the same period of the prior year. Adjusted EBITDA for the first nine months of 2006 increased 43.6% to $119.7 million, or 16.2% of net sales, compared to $83.4 million, or 13.0% of net sales, for the same period of 2005.

As of September 30, 2006, Simmons’ working capital (see the Supplemental Information to this press release) as a percentage of net sales for the trailing twelve months was 2.1%, compared to 2.0% at the beginning of the year. During the third quarter Simmons’ debt, net of $101.7 million of cash on hand at quarter end, declined $68.0 million. Simmons intends to use this cash for the acquisition of Simmons Canada.

The Company will webcast its third quarter and first nine months of 2006 financial results via a conference call on Monday, November 13, 2006, beginning at 11:00 a.m. Eastern Time. The webcast will be available at the Company’s website www.simmons.com and will also be available for replay through November 27, 2006.

Simmons Appoints New President

Separately, Simmons today also announced the appointment of Gary S. Matthews as President of both Simmons Company and its operating subsidiary, Simmons Bedding Company, effective December 1, 2006. Mr. Matthews will report to Simmons’ Chairman and Chief Executive Officer Charlie Eitel. “We are excited to have Gary join the Simmons team,” said Mr. Eitel. “He has a track record of outstanding success in building and marketing brands and product lines in various industries. Gary will play a very important role in executing Simmons’ long-term growth plan.”

Mr. Matthews has served in various corporate and leadership capacities during his 25-year career. He joins Simmons from privately-held Sleep Innovations, Inc., a fabricator and marketer of foam bedding, specialty sleep products and accessories, where he served as President and Chief Executive Officer. Prior to joining Sleep Innovations, he served as President, Worldwide Consumer Medicines and Specialty Pharmaceuticals division at Bristol-Myers Squibb Company. Previously, he served as President and Chief Executive Officer of Derby Cycle Corporation; Managing Director, Guinness UK; and President and Chief Executive Officer of the Guinness Import Company, Inc.

Mr. Matthews said, “I am looking forward to joining a company with such a strong leadership position in the bedding industry and adding to the existing strengths of a world-class team. I believe I can use my experience to enhance the value of Simmons to its customers. My priorities will include a strategic plan to build upon and leverage the strengths of Simmons to create new opportunities for the Company, including future offerings in the specialty sleep arena.”

Mr. Matthews received his Master’s of Business Administration from the Harvard Business School and his undergraduate degree from Princeton University.

About Simmons Company
Atlanta-based Simmons Company, through its indirect subsidiary Simmons Bedding, is one of the world's largest mattress manufacturers, manufacturing and marketing a broad range of products including Beautyrest®, Beautyrest BlackTM, BackCare®, Natural CareTM Latex, BackCare Kids®, and Deep Sleep®. Simmons Bedding operates 17 conventional bedding manufacturing facilities and two juvenile bedding manufacturing facilities across the United States and Puerto Rico. Simmons is committed to developing superior mattresses and promoting a higher quality sleep for consumers around the world. For more information, visit the Company's website at www.simmons.com.

“Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995:

This press release includes forward-looking statements that reflect Simmons’ current views about future events and financial performance.  Words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts” and variations of such words or similar expressions that predict or indicate future events, results or trends, or that do not relate to historical matters, identify forward-looking statements.  The forward-looking statements in this press release speak only as of the date of this release.  These forward-looking statements are expressed in good faith and we believe there is a reasonable basis for them.  However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.  Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from Simmons’ expectations.  These factors include, but are not limited to: (i) competitive pricing pressures in the bedding industry; (ii) legal and regulatory requirements; (iii) the success of our new products; (iv) our relationships with and viability of our major suppliers; (v) fluctuations in costs of our raw materials; (vi) our relationship with significant customers and licensees; (vii) our ability to increase prices on our products and the effect of these price increases on our unit sales; (viii) an increase in our return rates and warranty claims; (ix) our labor relations; (x) departure of our key personnel; (xi) encroachments on our intellectual property; (xii) our product liability claims; (xiii) our level of indebtedness; (xiv) interest rate risks; (xv) compliance with covenants in our debt agreements; (xvi) our future acquisitions; (xvii) a significant change to the timing of the closing of the Simmons Canada transaction; (xviii) our ability to successfully integrate Simmons Canada into our operations; (xix) our ability to achieve the expected benefits from any personnel realignments; and (xx) other risks and factors identified from time to time in our reports filed with the Securities and Exchange Commission (“SEC”). We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason.

-table follows-

Simmons Company and Subsidiaries
Condensed Historical Consolidated Statements of Operations
(in thousands)
(Unaudited)
	Quarters Ended		Nine Months Ended
	September 30,	September 24,	September 30,	September 24,
	2006	2005	2006	2005
Wholesale net sales	$248,255	$210,276	$687,871	$592,572
Retail net sales	14,968	21,617	61,545	59,508
Eliminations	(3,457)	(5,050)	(12,581)	(11,613)
Net sales	259,766	226,843	736,835	640,467
Cost of products sold	142,562	128,926	411,051	360,348
Gross profit	117,204	97,917	325,784	280,119

Operating expenses:
Selling, general and administrative expenses	84,089	74,023	236,628	226,526
Gain on sale of Sleep Country USA	(43,834)	-	(43,834)	-
Amortization of intangibles	1,386	1,418	4,220	4,276
Licensing revenues	(2,199)	(2,553)	(6,498)	(7,419)
	39,442	72,888	190,516	223,383
Operating income	77,762	25,029	135,268	56,736

Interest expense, net	18,041	18,008	61,932	51,781
Income before income taxes	59,721	7,021	73,336	4,955
Income tax expense	17,799	3,021	22,920	2,088
Net income	$41,922	$4,000	$50,416	$2,867

Adjusted EBITDA (a)	$43,460	$35,771	$119,730	$83,404

See Notes to Condensed Historical Financial Data.

Simmons Company and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)
	September 30,	December 31,
	2006	2005*
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$101,680	$24,622
Accounts receivable, net	84,860	74,682
Inventories	24,819	28,579
Assets held for sale	-	19,116
Other current assets	20,319	16,958
Total current assets	231,678	163,957

Property, plant and equipment, net	54,230	53,613
Goodwill, net	481,211	481,280
Intangible assets, net	532,963	536,963
Other assets	34,755	44,964
	$1,334,837	$1,280,777

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt	$413	$1,602
Accounts payable and accrued liabilities	109,592	103,222
Liabilities held for sale	-	9,968
Total current liabilities	110,005	114,792

Long-term debt	891,221	906,148
Deferred income taxes	165,026	144,418
Other non-current liabilities	13,536	11,072
Total liabilities	1,179,788	1,176,430

Stockholders' equity	155,049	104,347
	$1,334,837	$1,280,777

See Notes to Condensed Historical Financial Data.

* Derived from the Company's 2005 audited Consolidated Financial Statements.

Simmons Company and Subsidiaries
(Notes to Condensed Historical Financial Data)

a)
Adjusted EBITDA (as defined in Simmons Bedding's senior credit facility) differs from the term "EBITDA" as it is commonly used.  In addition to adjusting net income to exclude interest expense, income taxes and depreciation and amortization, adjusted EBITDA also adjusts net income by excluding items or expenses not typicaly excluded in the calculation of "EBITDA" such as management fees, reorganization expense, and other unusual or non-recurring charges or credits.  Adjusted EBITDA is presented because it is a material component of the covenants contained within Simmons Bedding's credit agreements and is a measure used by management to determine operating performance.  EBITDA does not represent net income or cash flows from operations as those terms are defined by accounting principles generally accepted in the United States and does not necessarily indicate whether cash flows will be sufficient to fund cash needs.  Below is a reconciliation of net income to adjusted EBITDA:

	Quarters Ended		Nine Months Ended
	September 30,	September 24,	September 30,	September 24,
	2006	2005	2006	2005
Adjusted EBITDA:
Net income	$41,922	$4,000	$50,416	$2,867
Depreciation and amortization	7,829	7,081	21,885	20,204
Income tax expense	17,799	3,021	22,920	2,088
Interest expense	18,558	18,073	62,684	51,894

EBITDA	86,108	32,175	157,905	77,053

Gain on sale of Sleep Country USA	(43,834)	-	(43,834)	-
Reorganization expense	65	2,681	1,519	4,026
Non-cash stock compensation	13	2	530	2
Management fees	423	420	1,263	1,173
State taxes in lieu of income taxes	205	212	692	547
Transaction expenses	428	-	560	177
Management severance	(60)	-	867	105
Plant opening, closing charges	-	281	-	321
Other, net	112	-	228	-

Adjusted EBITDA	$43,460	$35,771	$119,730	$83,404

b) Working capital computation (current assets less current liabilities as defined in our senior credit facility and excluding assets and liabilities held for sale):

			September 30,	December 31,
			2006	2005
Current assets			$231,678	$163,957

Less:
Cash and cash equivalents			(101,680)	(24,622)
Assets held for sale			-	(19,116)
			129,998	120,219

Current liabilities			110,005	114,792

Less:
Current maturities of long-term debt			(413)	(1,602)
Liabilities held for sale			-	(9,968)
			109,592	103,222

Working capital			$20,406	$16,997